Exhibit 99.8
                    , 2007
Dear Reis Stockholder:
     Thank you for your support toward completing the merger of Reis, Inc. (“Reis”) with a wholly owned subsidiary of Wellsford Real Properties, Inc. (“Wellsford”). The merger will be considered at a special meeting of Reis stockholders to be held on ___, 2007. Pending receipt of approval from the stockholders of both Wellsford and Reis, we presently expect that the merger will become effective in the second calendar quarter of 2007. At this time, you are being offered the opportunity to elect the form of consideration you prefer to receive in the merger. You are not required to make an election. If you do not make an election at this time, following the consummation of the merger you will receive your merger consideration 50% in shares of Wellsford common stock and 50% in cash, and will receive a separate letter of transmittal for completion.
     Under the terms of the merger agreement, subject to the limitation that (A) the aggregate merger consideration to be paid to all Reis stockholders (other than Wellsford Capital, a wholly-owned subsidiary of Wellsford) is paid 50% in shares of Wellsford common stock and 50% in cash, and (B) each Reis stockholder (other than Lloyd Lynford and Jonathan Garfield) receive at least 50% of their merger consideration in shares of Wellsford common stock, each Reis stockholder will receive for each share that he or she owns of: (1) Reis common stock, one share of Wellsford common stock or $8.16; (2) Reis Series A preferred stock, 56.75 shares of Wellsford common stock or $463.11; (3) Reis Series B preferred stock, 33.33 shares of Wellsford common stock or $272.00; (4) Reis Series C Preferred stock, 25.20 shares of Wellsford common stock or $205.65; and (5) Reis Series D preferred stock, 31.06 shares of Wellsford common stock or $253.42.
     Stockholders may elect to receive in exchange for their shares of Reis common stock and/or Reis preferred stock, 100% of their merger consideration in shares of Wellsford common stock. Because the aggregate share merger consideration is limited to 6,795,266 shares of Wellsford common stock (including the shares to be issued to Wellsford Capital) and the aggregate cash merger consideration is limited to $34,579,414, all elections of Reis stockholders will be subject to the adjustment rules described beginning on page [ ] of the Joint Proxy Statement/Prospectus, dated                     , 2007, that was sent to you. As a result, you may not receive your merger consideration 100% in shares of Wellsford common stock, even though you elected to do so.
     All the documents necessary to complete your election are included in this package. Please review the following documents carefully:
1.	The Form of Election and Letter of Transmittal for making your election and for surrendering your Reis stock certificate(s), which includes a Substitute Form W-9 to certify your taxpayer identification/social security number, and a Certificate of Awaiting Taxpayer Identification Number, if needed.

2.	The Instruction for Completing the Form of Election and Letter of Transmittal, which provides information and instructions on how to make your election and complete the documentation.

3.	A Return Envelope for mailing items by regular mail to Computershare Trust Company, N.A. (the “Exchange Agent”).

     We make no recommendations as to whether, in exchange for your shares of Reis common stock and/or Reis preferred stock, you should elect to receive 100% of your merger consideration in shares of Wellsford common stock or should not make such election and receive your merger consideration 50% in shares of Wellsford common stock and 50% in cash. Each stockholder must make his or her own decision with respect to this election, bearing in mind the consideration you may receive and the tax consequences of the election you choose.
     Please complete, sign and date the Form of Election and Letter of Transmittal, attach all stock certificate(s) representing the shares of Reis common stock and/or Reis preferred stock covered by your Form of Election and Transmittal, and deliver these items to the Exchange Agent.
     For your election to be valid, the Form of Election and Letter of Transmittal and your stock certificate(s) and any other required documents must be RECEIVED no later than the election date, which is 5:00 p.m., New York City time, on                     , 2007 (unless extended). We presently expect that the merger will become effective in the second calendar quarter of 2007. In the event of a delay in the merger and the election date, we will announce the new election date in a press release delivered to Dow Jones News Service. You may also obtain up-to-date information regarding the election date by calling the Exchange Agent at 877-282-1168.
     There is a limited period of time for you to deliver your Form of Election and Letter of Transmittal and any other required documents. Therefore, we encourage you to promptly submit your Form of Election and Letter of Transmittal, your Reis stock certificate(s), and any other required documents. If you do not make a valid election, your shares will be converted into the right to receive your merger consideration 50% in shares of Wellsford common stock and 50% in cash as described in Joint Proxy Statement/Prospectus and in the merger agreement attached as Annex A to the Joint Proxy Statement/Prospectus.
     You should note that if you elect to receive your merger consideration 100% in shares of Wellsford common stock, the value of the shares you receive will depend on the market value of Wellsford common stock as it trades over time. Information regarding Wellsford’s stock price can be obtained by calling Wellsford, at (212) 838-3400, or on Wellsford’s website at www.wellsford.com.
     You can find additional information on the merger and related transactions in the Joint Proxy Statement/Prospectus that was sent to you, as well as in the enclosed Instructions for Completing the Form of Election and Letter of Transmittal. The Joint Proxy Statement/Prospectus constitutes part of a registration statement on Form S-4 that Wellsford has filed with the Securities and Exchange Commission (the “SEC”). The registration statement contains additional information that may be important to you and may be viewed on the SEC’s website at www.sec.gov. The information contained in the Joint Proxy Statement/Prospectus speaks as of                     , 2007, and does not reflect subsequent developments. You should rely only on the information contained in the Joint Proxy Statement/Prospectus or in the registration statement. We have not authorized anyone to provide you with information that is different from what is contained in those documents. We urge you to read the Joint Proxy Statement/Prospectus and any other relevant documents filed with the SEC because they contain important information.
     If you cannot locate your stock certificate(s), you should immediately contact Reis at (212) 921-1122, extension 444.
     If you have any questions regarding the enclosed materials or the election process, please contact the Exchange Agent at 877-282-1168.

Reis, Inc.	Wellsford Real Properties, Inc.